Filed Pursuant to Rule 424(b)(3)
Registration No. 333-251136

HINES GLOBAL INCOME TRUST, INC.
SUPPLEMENT NO. 3, DATED JUNE 15, 2023
TO THE PROSPECTUS, DATED APRIL 21, 2023

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global Income Trust, Inc., dated April 21, 2023 (the “Prospectus”), as supplemented by Supplement No.1, dated May 15, 2023, and Supplement No.2, dated May 16, 2023. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.to provide an update on the status of our current public offering;

B.to update the offering price and transaction price for each class of our common stock for subscriptions to be accepted as of July 1, 2023;

C.to disclose the calculation of our May 31, 2023 NAV per share, as determined in accordance with our valuation procedures, for each of our share classes;

D.to provide an update regarding distributions declared;

E.to update disclosure in the "Suitability Standards" section of the Prospectus;

F.to update the "Risk Factors" section of the Prospectus; and

G.to update disclosure in the “Experts” section of the Prospectus.

A.Status of Our Offering

We launched this offering on June 2, 2021. As of June 15, 2023, we have received gross proceeds of approximately $1.7 billion from the sale of 151.4 million shares of our common stock through our current public offering, including proceeds from our distribution reinvestment plan. As of June 15, 2023, approximately $442.3 million of our common shares remained available for sale pursuant to our current public offering in any combination of Class T Shares, Class S Shares, Class D Shares, and Class I Shares, exclusive of approximately $400.5 million of shares available under our distribution reinvestment plan. This is our third public offering, and as of June 15, 2023, we have received aggregate gross proceeds of approximately $3.0 billion from the sale of shares of our common stock through our public offerings, including proceeds from our distribution reinvestment plan.

B.July 1, 2023 Offering Price and Transaction Price

The transaction price for each share class of our common stock for subscriptions to be accepted as of July 1, 2023 (and repurchases as of June 30, 2023) is as follows:

	Offering Price(1)	Transaction Price(1)
	(per share)	(per share)
Class T	$10.85	$10.47
Class S	$10.85	$10.47
Class D	$10.47	$10.47
Class I	$10.47	$10.47
(1)Prices presented are rounded to the nearest cent. Actual transactions are based on prices rounded to four decimals.

The transaction price for each of our share classes is equal to such class’s NAV per share as of May 31, 2023. The NAV per share as of May 31, 2023 is the same for each of our share classes. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

C.May 31, 2023 NAV Per Share

Our board of directors has appointed a valuation committee comprised of independent directors, which we refer to herein as the valuation committee, to be responsible for the oversight of the valuation process. The valuation committee has adopted a valuation policy, as approved by our board of directors, and as amended from time to time, that contains a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at hinesglobalincometrust.com and is also available on our toll-free information line at (888) 220-6121. Please see "Valuation Policy and Procedures" in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding interim real property valuations provided by our Advisor and reviewed by Altus Group U.S. Inc., or Altus, the independent valuation advisor we have engaged to prepare appraisal reviews and carry out a review of the calculation of the NAV for the Company. All parties engaged by us in the calculation of our NAV, including our Advisor, are subject to the oversight of our valuation committee. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by Altus. Altus reviewed the calculation of the new NAV per share of our common stock as of May 31, 2023, as set forth, and concurred with the calculation of the new NAV per share.

The table below sets forth the calculation of our NAV per share of each class of shares of our common stock as of May 31, 2023 and April 30, 2023 (the NAV per share is the same for each class of shares of our common stock):

	May 31, 2023		April 30, 2023
	Gross Amount	Per Share	Gross Amount	Per Share
	(in thousands)		(in thousands)
Real estate investments	$3,814,049	$14.64	$3,836,355	$14.78
Other assets	349,564	1.34	329,721	1.27
Debt and other liabilities	(1,435,706)	(5.51)	(1,416,886)	(5.46)
NAV	$2,727,907	$10.47	$2,749,190	$10.59
Shares outstanding	260,516		259,650

Our consolidated balance sheet as of May 31, 2023 includes a liability of $64.1 million related to distribution and stockholder servicing fees payable to the Dealer Manager in future periods with respect to shares of its common stock. The NAV per share as of May 31, 2023 does not include any liability for distribution and stockholder servicing fees that may become payable after May 31, 2023, since these fees may not ultimately be paid in certain circumstances, including if Hines Global was liquidated or if there was a listing of our common stock.

The valuations of our real properties as of May 31, 2023 were reviewed by Altus in accordance with our valuation procedures. Certain key assumptions that were used in the discounted cash flow analysis, which were determined by our Advisor and reviewed by Altus, are set forth in the following table based on weighted-averages by property type. However, the table below excludes assumptions related to any properties that were acquired in the past 12 months and are being carried at their purchase price. In accordance with our valuation policy, the acquisition cost of these properties may serve as their value for a period of up to one year following their acquisition.

	Office	Industrial	Retail	Residential/Living	Other	Weighted-Average Basis
Exit Capitalization rate	6.15%	5.19%	6.31%	5.28%	6.30%	5.61%
Discount rate / internal rate of return (“IRR”)	7.14%	6.52%	6.81%	6.60%	7.35%	6.76%
Average holding period (years)	7.3	9.7	10.0	10.0	9.9	9.4

A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Industrial	Retail	Residential/Living	Other	Weighted-Average Values
Exit Capitalization rate (weighted-average)	0.25% decrease	3.36%	3.65%	2.38%	2.98%	2.52%	3.21%
	0.25% increase	(2.37)%	(3.65)%	(2.19)%	(2.92)%	(2.32)%	(2.98)%
Discount rate (weighted-average)	0.25% decrease	1.99%	1.99%	1.86%	1.90%	1.85%	1.95%
	0.25% increase	(1.94)%	(1.98)%	(1.81)%	(1.88)%	(1.81)%	(1.92)%

D.Distributions Declared

With the authorization of our board of directors, we declared monthly distributions for the month of June 2023 for each class of our common stock at the following rates (as rounded to the nearest three decimal places):

June 2023	Gross Distribution	Distribution and Stockholder Servicing Fee	Net Distribution
Class T Shares	$0.052	$0.009	$0.043
Class S Shares	$0.052	$0.007	$0.045
Class D Shares	$0.052	$0.002	$0.050
Class I Shares	$0.052	$—	$0.052
Class AX / JX Shares	$0.052	$—	$0.052
Class TX Shares	$0.052	$0.009	$0.043
Class IX Shares	$0.052	$0.002	$0.050

The net distributions for each class of shares of our common stock (which represents the gross distributions less the distribution and stockholder servicing fee for each applicable class of shares of common stock) will be payable to stockholders of record as of the last business day of June 2023, and will be paid on the first business day of July 2023. These distributions will be paid in cash or reinvested in shares of our common stock for stockholders participating in our distribution reinvestment plan. Distributions reinvested pursuant to our distribution reinvestment plan will be reinvested in shares of the same class of shares as the shares on which the distributions are being made. Some or all of the cash distributions may be paid from sources other than cash flows from operations.

E.Update to Suitability Standards

The language below supersedes and replaces the description of the investment concentration limit applicable to investors in Oregon in the "Suitability Standards" section on page v of the Prospectus. This is not a new concentration limit, but rather we are correcting the description of the limit on page v of the Prospectus, which inadvertently included the word "liquid." The following investment concentration limit has been the limit applicable to Oregon investors since April 15, 2022:
Oregon—An investor must have a net worth of at least 10 times such investor's investment in our shares.

F.Update to Risk Factors Section

The following supersedes and replaces the last risk factor shown on page 54 of the Prospectus:
Our bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders with respect to our company, our directors, our officers or our employees (we note we currently have no employees). This choice of forum provision will not apply to claims under the Securities Act or the Exchange Act or state securities laws. Similarly, this choice of forum provision will not apply to actions arising out of, or in connection with, the sale of securities in, or the violation of the laws of, the states and other (non-federal) jurisdictions in which the Issuer’s shares are sold pursuant to the offering; provided that the inapplicability of this choice of forum provision to such actions will not cause this provision to be inapplicable to other types of claims, whether they are brought concurrently with or before or after actions arising out of, or in connection with, the sale of securities in, or the violation of the laws of, the states and other (non-federal) jurisdictions in which the Issuer’s shares are sold pursuant to the offering. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder believes is favorable for disputes with us or our directors, officers or employees, which may discourage meritorious claims from being asserted against us and our directors, officers and employees. Alternatively, if a court were to find this provision of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations. We adopted this provision because we believe it makes it less likely that we will be forced to incur the expense of defending duplicative actions in multiple forums and less likely that plaintiffs’ attorneys will be able to employ such litigation to coerce us into otherwise unjustified settlements, and we believe the risk of a court declining to enforce this provision is remote, as the Maryland General Corporation Law expressly authorizes the adoption of such provisions.

G.Update to Experts

The following updates the “Experts” disclosure on page 183 of the Prospectus:
The statements included in this Supplement under Section C, “May 31, 2023 NAV Per Share,” relating to the role of Altus as the independent valuation advisor, have been reviewed by Altus and are included in this Supplement given the authority of Altus as an expert in real estate valuations. Altus Group does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.